AUSSIE SOLES GLOBAL, INC.

Financial statements ended December 31, 2020

Gruchy, CPA

Independent Certified Public Accountant Review

September 2, 2021

TABLE OF CONTENTS

GRUCHY, CPA

Independent Accountant's Review Report

September 2, 2021

Aussie Soles Global Corp
30 N Gould St, Ste 9261
Sheridan, WY 82801

To Management,

We have reviewed the accompanying consolidated financial statements of AUSSIE SOLES GLOBAL CORP. (the "Company"), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of income, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jon Gruchy, CPA
Gruchy, CPA

Consolidated Balance Sheet

AUSSIE SOLES GLOBAL CORP.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2020

Assets	
Current Assets	
Cash and Cash Equivalents	
BOA Aussie Loan - 7213	100
BOA Aussie Operations - 7200	53
PayPal Aussie Soles Global	1
Total Cash and Cash Equivalents	**153**
Inventory	37,566
Prepayments	14,904
Total Current Assets	**52,623**
Fixed Assets	
Less Accumulated Depreciation on Moulds	(12,552)
Moulds - Tooling	58,000
Total Fixed Assets	**45,448**
Total Assets	**98,071**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	111,838
Total Current Liabilities	**111,838**
Long Term Liabilities	
Loans - Director	113,991
Total Long Term Liabilities	**113,991**
Total Liabilities	**225,829**
Equity	
Common Stock	5
Current Year Earnings	(221,513)
Owners Contribution	93,750
Total Equity	**(127,758)**
Total Liabilities and Equity	**98,071**

Consolidated Statement of Income

AUSSIE SOLES GLOBAL CORP.
CONSOLIDATED INCOME STATEMENT
DECEMBER 31, 2020

Income	
Sales	4,205
Total Income	**4,205**
Cost of Goods Sold	
Closing Stock	(39,557)
Cost of Goods Sold	40,699
Total Cost of Goods Sold	**1,142**
Gross Profit	**3,063**
Operating Expenses	
Advertising	29,351
Amazon Fees	79
Bank Service Charges	146
Consulting & Accounting	39,999
Consulting Fee	14,350
Contractors Fees	45,419
Credit Card Fees on Revenue	0
Depreciation	12,552
Fulfillment / 3PL	14,493
General Expenses	12,757
Insurance	3,456
International Freight	5,449
Legal Expenses	28,202
Marketing	7,331
Office Expenses	3,617
Postage & Delivery	3,808
Samples / Promo Giveaways	1,991
Travel	1,571
Total Operating Expenses	**224,572**
Operating Income	**(221,508)**
Other Income / (Expense)	
Cash from Investment	(5)
Total Other Income / (Expense)	**(5)**
Net Income	**(221,513)**

Consolidated Statement of Cash Flows

AUSSIE SOLES GLOBAL CORP.
CONSOLIDATED CASH FLOW STATEMENT
DECEMBER 31, 2020

Operating Activities	
Receipts from customers	4,205
Payments to suppliers and employees	(137,519)
Cash receipts from other operating activities	1,841
Net Cash Flows from Operating Activities	**(131,473)**
Investing Activities	
Payment for property, plant and equipment	(23,650)
Other cash items from investing activities	(52,470)
Net Cash Flows from Investing Activities	**(76,120)**
Financing Activities	
Other cash items from financing activities	207,746
Net Cash Flows from Financing Activities	**207,746**
Net Cash Flows	**153**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	0
Net cash flows	153
Cash and cash equivalents at end of period	153
Net change in cash for period	**153**

Consolidated Statement of Equity

AUSSIE SOLES GLOBAL CORP.
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2020

	Common Stock		Preferred Stock				
	Shares	**Amount**	**Shares**	**Amount**	**Additional Paid-in Capital**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, JANUARY 1, 2020	0	$ -	0	$ -	$ -	$ -	$ -
Contributions	**5,000**	**$ 5**	**0**	**$ -**	**$ 93,750**	**$ -**	**$ 93,755**
Shareholder - Craig Taplin	*4,750*	*$ 5*	*0*	*$ -*			
Shareholder - Allison Pease	*250*	*$ 0*	*0*	*$ -*			
Other comprehensive gain/(loss)		$ -		$ -	$ -	$ -	$ -
Net Income		$ -		$ -	$ -	$ (221,513)	$ (221,513)
ENDING BALANCE, DECEMBER 31, 2020	**5,000**	**$ 5**	**0**	**$ -**	**$ 93,750**	**$ (221,513)**	**$ (127,758)**

Notes to the Consolidated Financial Statement

AUSSIE SOLES GLOBAL, Inc.

Notes to Financial Statements

For the Twelve Months Ended December 31, 2020

(unaudited)

Note 1 – Organization and Basis of Presentation

Organization

AUSSIE SOLES GLOBAL is incorporated as a C-Corp in Wyoming, USA dated January 31, 2020, with two shareholders (Craig Taplin and Allison Pease).

Basis of Presentation

The accompanying financial statements have been prepared in conformity with US GAAP (Generally Accepted Accounting Principles) in the United States of America.

Business Operations

The Company sells company-designed shoes to customers online. These products include flip-flops that are advertised to assist with arch support and are recommended by podiatrists. Manufacturing of shoes are outsourced to a single vendor of the company.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, cash in time deposits, and certificates of deposit.

Accounts Receivable/Other Receivable

Accounts Receivable are amounts due to the Company from sales or services rendered.

Notes Receivable

Notes Receivable are executed contractual obligations to the Company reflecting amounts due for sales or services rendered by the Company.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method over their useful lives. The financial statements reviewed to date do not contain any capitalized assets that would be reported as Property and Equipment.

Inventory

Inventory has been recorded at the lower of cost or fair market value. Inventory reported on the balance sheet ended 2020 include finished goods ready for immediate sale.

Revenue Recognition

The Company follows ASC 606 2014-09 Revenue from Contracts with Customers. This involves identifying the contract with the customer, identify separate performance obligations, determine the transaction price, allocate the transaction price to the separate performance obligations, and then recognize revenue when (or as) performance obligations are satisfied. Revenue is recognized when a sale has been placed with the customer and shipment has been satisfied.

Income Taxes

The Company utilizes the SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in the future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period and based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. No income taxes were reported in 2020.

Basic and Diluted Earnings per Share

Earnings per share are calculated in accordance with the SFAS No. 128 ("SFAS No. 128"), "Earnings per Share." Basic earnings per share is based upon the weighted average number of common shares outstanding. No earnings per share are reported as the company does not have currently have stock outstanding.

Note 3 - Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplates continuation of the Company as a going concern.

Note 4a - Accounts Payable

Accounts payable represent amounts owed to vendors for products and/or services rendered but not yet paid for in full.

Note 4b - Long Term Liabilities

Notes payable reported on the Balance sheet reflect company borrowings from the current sole shareholder (Craig Taplin) for purposes of funding the business operations pre capital raise. The company is expected to pay back this reported portion and future portions to the current sole shareholder. No short-term portion, payback terms or interest was known as of the date of this review. Therefore, the entire portion is reported as a long-term liability. No payback of the note payable was reported in 2020.

Note 5 – Commitments and Contingencies

Risks and Uncertainties

The Company's operations are subject to significant risks and uncertainties including financial, operational, and regulatory risks, including the potential risk of business failure.

Legal and Other Matters

In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company's financial position or results of operations.

Note 6 - Equity

The Company is authorized to issue 1,000 shares of common stock at par value $0.001 as per Wyoming secretary of state. They do have a private placement memorandum to offer shares at a specific sale price to accredited inventors.

Note 7 – Subsequent Events

Management has evaluated subsequent events through the date of these financial statements to which these notes are attached. Management believes significant events that occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure. There are no significant subsequent events.

End of Notes to the Financial Statements.